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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 27)*

                             CUSTOMEDIX CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  232038 20 8
                      ------------------------------------
                                 (CUSIP Number)

                 Dr. Gordon S. Cohen, c/o Jeneric/Pentron, Inc.
       53 N. Plains Industrial Rd., Wallingford, CT 06492 (800-243-3969)
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 10, 1996
                      ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 232038 20 8                                          PAGE 2 OF 5 PAGES


- -------------------------------------------------------------------------------
                 (1)  Name of Reporting Person S.S. or I.R.S. Identification No.
                      of Above Person
                      (a) Gordon S. Cohen
                      (b) Cohen Family Trust Partnership
- -------------------------------------------------------------------------------
                 (2)  Check the Appropriate Box if a Member of a Group*
                      (a)  / /
                      (b)  /X/
- -------------------------------------------------------------------------------
                 (3)  SEC Use Only
- -------------------------------------------------------------------------------
                 (4)  Source of Funds*
                      PF, BK, SC
- -------------------------------------------------------------------------------
                 (5)  Check Box if Disclosure of Legal Proceedings is Required
                      Pursuant to Items 2(d) or 2(e)                       / /
- -------------------------------------------------------------------------------
                 (6)  Citizenship or Place of Organization
                      (a) USA
                      (b) Connecticut
- -------------------------------------------------------------------------------
   Number of          (7)  Sole Voting Power (a) 1809792 shares, includes
  Shares Bene-             435262 shares held by (b) the Cohen Family Trust
    ficially               Partnership. Also includes 126,500 shares held by
    Owned by               emancipated adult children of Dr. Cohen, as to which
                           he disclaims beneficial ownership.
                      ---------------------------------------------------------
                      (8)  Shared Voting Power
                      ---------------------------------------------------------
  Each Report-        (9)  Sole Dispositive Power (a) 1809792 shares, includes
   ing Person              435262 shares held by (b) the Cohen Family Trust
      With                 Partnership. Also includes 126,500 shares held by
                           emancipated adult children of Dr. Cohen, as to which
                           he disclaims beneficial ownership.
                      ---------------------------------------------------------
                      (10) Shared Dispositive Power
- -------------------------------------------------------------------------------
                 (11) Aggregate Amount Beneficially Owned by Each Reporting
                      Person
                      (a) 1809792 shares, includes 435,262 shares held by (b)
                      the Cohen Family Trust Partnership. Also includes 126,500
                      shares held by emancipated adult children of Dr. Cohen, as to which shares he disclaims beneficial ownership.
- -------------------------------------------------------------------------------
                 (12) Check Box if the Aggregate Amount in Row (11) Excludes
                      Certain Shares*                                 / /
- -------------------------------------------------------------------------------
                 (13) Percent of Class Represented by Amount in Row (11)
                      (a) 41.7         (b) 13.2    (54.9 total ownership)
- -------------------------------------------------------------------------------
                 (14) Type of Reporting Person*
                      (a) IN  (b) PN
- -------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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Item 3.           Source and Amount of Funds or Other Consideration.

         Information set forth in response to Item 4 of this Amendment No. 27 is incorporated herein by reference.


Item 4.           Purpose of Transaction.

         As reported in Amendment No. 26, on June 4, 1996, Dr. Cohen offered to acquire all of the outstanding shares of Common Stock of the Issuer in a negotiated merger transaction in which the Issuer's stockholders, other than Dr. Cohen and the Partnership (the "Reporting Persons"), would receive $2-3/8 cash per share.

         On June 10, 1996, the Issuer announced that its Board of Directors had approved a merger between the Issuer and CUS Acquisition, Inc., a newly-formed Delaware corporation to be wholly-owned by the Reporting Persons (the "Merger"). Dr. Cohen is the sole director, and the President and Secretary, of CUS Acquisition, Inc. Under the terms of the Merger, all stockholders of the Issuer, other than the Reporting Persons, would receive $2.375 for each share of the Issuer's stock owned by them. The Issuer would be the surviving corporation of the Merger. As a result of the Merger, the Issuer's stock would cease to be publicly traded and would be delisted from the American Stock Exchange. Upon consummation of the Merger, the surviving corporation would be wholly-owned by the Reporting Persons, and Dr.Cohen, as the director of CUS Acquisition, Inc., would be the initial director of the surviving corporation. Consummation of the Merger is subject, among other things, to approval by the Issuer's stockholders. A conformed copy of the Agreement and Plan of Merger, dated as of June 10, 1996, between CUS Acquisition, Inc. and the Issuer, is annexed hereto as Exhibit 1.

         In connection with the acquisition of the Issuer's stock from the stockholders of the Issuer, other than the Reporting Persons, pursuant to the Merger, Dr. Cohen has received a commitment from New Jersey National Bank, the Issuer's principal lender, providing for financing in an aggregate amount of up to $3 million (the "Commitment"). Funding of the loan pursuant to the Commitment is conditioned on, among other things, the Merger of CUS Acquisition, Inc. with and into the Issuer, and is expected to close simultaneously with the Merger. The Commitment expires on October 31, 1996. Copies of the Commitment, dated March 22, 1996, of New Jersey National Bank, and a letter agreement, dated June 10, 1996, among New Jersey National Bank, CUS Acquisition, Inc. and Dr. Cohen, are annexed hereto as Exhibits 2.1 and 2.2, respectively. It is currently anticipated that additional funds required to effect the acquisition of the Issuer's stock in connection with the Merger will be obtained from personal funds of Dr. Cohen and/or from the working capital of the surviving corporation of the Merger.

                                             AMENDMENT NO. 27 TO SCHEDULE 13D

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Amendment No. 27 is incorporated herein by reference.


Item 7.           Material to be Filed as Exhibits.

         Annexed hereto as Exhibit 1 is a conformed copy of the Agreement and Plan of Merger, dated as of June 10, 1996, between CUS Acquisition, Inc. and the Issuer.

         Annexed hereto as Exhibits 2.1 and 2.2, respectively, are copies of the Commitment, dated March 22, 1996, of New Jersey National Bank, and the letter agreement, dated June 10, 1996, among New Jersey National Bank, CUS Acquisition, Inc. and Dr. Cohen.

         Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  June 12, 1996
                                        /s/ Gordon S. Cohen
                                        ____________________________
                                        Dr. Gordon S. Cohen

                                        THE COHEN FAMILY TRUST
                                        PARTNERSHIP


                                            /s/ Gordon S. Cohen
                                        By:_________________________
                                           Dr. Gordon S. Cohen
                                           Managing Partner
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                                  EXHIBIT INDEX


                                                                                        Sequentially
                                                                                          Numbered
Exhibit No.                                 Description                                     Page
- -----------                                 -----------                                 ------------
          1                Agreement and Plan of Merger,
                           dated as of June 10, 1996,
                           between Customedix Corporation
                           and CUS Acquisition, Inc.

         2.1               Commitment Letter, dated March 22,
                           1996, of New Jersey National Bank

         2.2               Letter Agreement, dated June 10,
                           1996, among New Jersey National
                           Bank, CUS Acquisition, Inc. and
                           Dr. Gordon S. Cohen.